2/3/04

04001648

[redacted]D STATES
[redacted]CHANGE COMMISSION
[redacted]n, D.C. 20549

OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response . . . 12.00

.DITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-19412

RECEIVED JAN 29 2004 PROCESSING SECTION 187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/02 (MM/DD/YY) AND ENDING 11/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Van Kampen Funds Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Avenue of the Americas, 22nd floor
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Perry 917-790-5688
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) NY (State) 10281-1414 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED FEB 04 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

EC 1410 (3-91)

AFFIRMATION

I, Kevin Perry, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Van Kampen Funds Inc. as of November 30, 2003, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Kevin Perry
Chief Financial Officer

Subscribed to before me this
23rd day of January, 2004.

CHRISTINE L. IRWIN
Notary Public, State of New York
No. 4957901
Qualified in New York County
Commission Expires Oct. 28, 2005

VAN KAMPEN FUNDS INC.

(SEC I.D. No. 8-19412)

STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte
& Touche

Independent Auditors' Report

To the Board of Directors and Stockholder of
Van Kampen Funds Inc.:

We have audited the accompanying statement of financial condition of Van Kampen Funds Inc. (the "Company") as of November 30, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Van Kampen Funds Inc. at November 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 23, 2004

VAN KAMPEN FUNDS INC.
Statement of Financial Condition
November 30, 2003
(dollars in thousands, except share data)

ASSETS	
Cash	$ 67
Cash equivalents segregated under regulation or collateral agreement	10,000
Financial instruments owned	71,658
Receivables:	
Parent	129,899
Brokers/Dealers	27,532
Other	6,603
Affiliates	6,151
Customers	5,959
Goodwill	17,768
Other assets	2,924
Total assets	$ 278,561
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Bank loan	$ 10,000
Payables:	
Customers	23,291
Brokers/Dealers	28,480
Affiliate	5,709
Trustee	3,839
Accrued compensation	3,359
Accounts payable and other accrued expenses	6,326
Total liabilities	81,004
Stockholder's equity:	
Common stock, $100 par value, 2,500 shares authorized, issued and outstanding	250
Additional paid-in capital	132,365
Retained earnings	64,942
Total stockholder's equity	197,557
Total liabilities and stockholder's equity	$ 278,561

See notes to statement of financial condition.

Note 1 – Introduction and Basis of Presentation

Van Kampen Funds Inc. (the "Company"), a Delaware corporation, is a registered broker-dealer under the Securities Exchange Act of 1934, is a sponsor of Unit Investment Trusts ("UITs") and distributor of the Van Kampen open and closed end funds (collectively, the "Funds"). The Company is a wholly owned subsidiary of Van Kampen Investments Inc. (the "Parent"), which is a wholly owned indirect subsidiary of Morgan Stanley. The Company's products are sold by unaffiliated distributors and by subsidiaries of Morgan Stanley.

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statement and related disclosures. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ from these estimates.

Note 2 – Summary of Significant Accounting Policies

Cash Equivalents Segregated Under Regulation or Collateral Agreement

Cash Equivalents Segregated Under Regulation or Collateral Agreement include certificates of deposit of $1.0 million which are segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934, and certificates of deposit of $9.0 million collateralizing the Payable to Trustee.

Fair Value of Financial Instruments

Fair values of financial instruments owned are based on quoted market prices, dealer prices or amounts that approximate quoted prices for securities of comparable quality, maturity and interest rate. For other financial instruments including cash, cash equivalents, receivables, bank loan, payables and accrued expenses, the amounts approximate fair value due to the short term nature of these instruments.

Financial Instruments Owned

Financial instruments are recorded at fair market value and consist of U.S. government securities, municipal securities, corporate bonds, mutual funds and UIT inventory. Securities transactions are recorded on trade date.

The Company uses U.S. Treasury, municipal bond index, and S&P 500 and foreign currency index futures and forwards contracts, which are types of derivative financial instruments, primarily to hedge against market value changes in its mutual fund investments and trading inventory. Open futures contracts are marked to market daily. The notional amount of open futures contracts at November 30, 2003 was equivalent to $8.7 million.

Receivables

Receivables from customers and broker/dealers represent amounts due from customers and broker/dealers as a result of securities transactions which are recorded on trade date.

Goodwill

In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," the amortization of goodwill and indefinite-lived intangible assets is not permitted. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment. During fiscal 2003, the Company completed the annual goodwill impairment test, which did not indicate any goodwill impairment and therefore did not have an effect on the Company's financial condition.

Payables

Payables to customers and brokers/dealers represent amounts due to customers and brokers/dealers as a result of securities transactions which are recorded on trade date. Additionally, payables to brokers/dealers also include amounts primarily related to fee sharing arrangements with external broker/dealers.

Payable to trustee represents the Company's open contractual commitments to deliver securities to the UITs that it sponsors, which are backed by letters of credit collateralized by cash and securities. The payable to trustee is recorded on a trade date basis.

Income Taxes

Income tax expense is provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using enacted tax rates and laws that will be in effect when such differences are expected to reverse.

Note 3 – Financial Instruments Owned

Financial instruments owned consisted of the following as of November 30, 2003:

	(in thousands)
U.S. government securities	$ 54,888
UIT inventory	8,819
Mutual funds	3,976
Municipal securities	3,975
Total	$ 71,658

Note 4 – Bank Loan

Bank Loan represents a demand note, which bears interest at a fluctuating rate and is fully collateralized, primarily by U.S. government securities with a carrying amount of $24.9 million at November 30, 2003. The bank loan interest rate at November 30, 2003 was 1.00%.

Note 5 – Income Taxes

The Company is included in the consolidated federal income tax return filed by Morgan Stanley and certain other subsidiaries. Federal income taxes have been provided on a separate entity basis. The Company files separate entity state and local tax returns and is included in various unitary and combined tax filings. Accordingly, state and local income taxes have been provided on separate entity income based upon the separate company and unitary/combined effective tax rates.

In accordance with the terms of the Tax Allocation Agreement with the Parent, all deferred tax assets and liabilities are offset with current taxes payable and other intercompany balances in "Receivable from Parent" in the accompanying Statement of Financial Condition.

The Company and its affiliates are considering a change to their tax allocation methodology which could impact the allocation of certain state and local income taxes associated with unitary and combined tax filings. The impact to the Company has not yet been determined.

Note 6 – Net Capital Requirements

The Company is subject to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At November 30, 2003 the Company had net capital of approximately $19.1 million which was approximately $18.8 million in excess of its required minimum net capital.

Note 7 – Related Party Transactions

All cash for operating needs is received from, or excess cash from operations is transferred to, the Parent on a daily basis. As a result of its transactions with the Parent, the Company has a receivable from Parent of $129.9 million at November 30, 2003.

Fund Distribution Costs

Sales commissions paid by the Company in conjunction with the sale of its open end products are recorded as deferred commission assets. The Company sells the deferred commission assets to its Parent at cost. As a result, the Parent is entitled to the 12b-1 distribution fees and any contingent deferred sales charge received by the Company. Sales commissions paid by the Company in conjunction with the sale of certain of its closed end products are fully reimbursed by an affiliate. As a result, the affiliate is entitled to any contingent deferred sales charge received by the Company.

The sale of Company sponsored UITs that offer a deferred sales charge to the purchaser of those products result in deferred sales charge receivables which are due to the Company from the UIT. The Company sells the deferred sales charge receivables related to the distribution of UITs to its Parent at cost.

Employee Benefit Plans

Substantially all employees are covered by a non-contributory defined benefit plan, other postretirement benefits, and primary health care and life insurance plans sponsored by Morgan Stanley. Pension benefits are based on each employee's years of credited service and compensation levels specified in the plan. Certain employees are covered by postretirement plans sponsored by Morgan Stanley that provide medical and life insurance for eligible retirees and dependents. Employees of the Company are eligible to participate in a 401(k) plan sponsored by Morgan Stanley upon meeting certain eligibility requirements.

Note 8 – Commitments and Contingencies

In the normal course of business, the Company enters into when-issued, delayed delivery and underwriting commitments. At November 30, 2003 there were approximately $6.6 million of outstanding net purchase commitments.

The Company enters into standby letters of credit with a bank as part of its contractual commitment to deliver securities to the UITs that it sponsors. The bank is committed to provide up to $150 million. At November 30, 2003, approximately $3.8 million was outstanding under these agreements with expiration dates ranging from November 13, 2004 through November 24, 2004. The Company is charged an annual interest rate of 0.125% on amounts outstanding. These credit agreements are collateralized by cash and securities but do not contain restrictive covenants.

Note 9 – Litigation

In the normal course of business, the Company has been named as a defendant in various lawsuits. Some of these lawsuits involve claims for substantial amounts. Although the ultimate outcome of these lawsuits cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such suits will not have a material adverse effect on the financial condition of the Company.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

January 23, 2004

Van Kampen Funds Inc.
1221 Avenue of the Americas
22nd Floor
New York, NY 10020

The Board of Directors and Stockholder
Van Kampen Funds Inc.

In planning and performing our audit of the financial statements of Van Kampen Funds Inc. (the "Company") for the year ended November 30, 2003, on which we issued our report dated January 23, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP